

Mailstop 3233

February 11, 2016

Via E-Mail
Michael D. Queen
Executive Vice President – Finance
Major League Football, Inc.
6230 University Parkway, Suite 301
Lakewood Ranch, FL 34240

> **Re: Major League Football, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2015**
> **Filed August 13, 2015**
> **File No. 0-51132**

Dear Mr. Queen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 15

1.   Please amend to provide an assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Exhibits 31.1 and 31.2

2.   Please amend your filing to include both the introductory language required by paragraph 4 and paragraph 4(b), as your certifications do not conform exactly to the certification in Item 601(b)(31)(i) of Regulation S-K. Note that this comment also applies to the Forms

10-Q filed on September 14, 2015 and December 15, 2015. Your amendment should also include full Item 9A disclosure as well as your audited financial statements for the required periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
  Commodities